SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

Medical Technology Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

58462R802

(CUSIP Number)

Eureka I, L.P.

770 Township Line Road, Suite 150

Yardley, PA 19067

Attention: Christopher G. Hanssens

(215) 575-2488

(Name, Address, and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Michael B. Jordan	Berwind Corporation
Drinker Biddle & Reath LLP	3000 Centre Square West
One Logan Square	1500 Market Street
18th & Cherry Streets	Philadelphia, PA 19102
Philadelphia, PA 19103	Attention: Pamela I. Lehrer,
(215) 988-2700	Vice President and General Counsel
(215) 575-2319

April 5, 2004

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom consent are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in the a prior cover page.

The information required in the remainder of this cover page shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58462R802

1.	Names of reporting persons. IRS Identification Nos. of above persons (entities only). Eureka I, L.P.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,034,384.41 8. Shared Voting Power 0 9. Sole Dispositive Power 1,034,384.41 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,384.41

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)	18.0%

14.	Type of Reporting Person	PN

Page 2 of 12 Pages

This statement constitutes Amendment No. 1 to the Schedule 13D dated June 26, 2002, (the “Schedule 13D”) and is filed by Eureka with respect to the Common Stock of the Company. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Eureka I, L.P., a Delaware limited partnership (“Eureka”).

Eureka is a private investment fund principally engaged in the business of making debt and equity investments in companies. The address of its principal business and executive offices is 770 Township Line Road, Suite 150, Yardley, PA 19067.

Eureka is related to the following entities:

•	Eureka Management, L.P., a Delaware limited partnership, is the sole general partner in Eureka.

•	Berwind Capital Partners, LLC, a Delaware limited liability company, is the sole general partner in Eureka Management, L.P.

•	Berwind Investors LLC, a Delaware limited company, and BH Holdings, Inc., a Delaware corporation, are the only members of Berwind Capital Partners, LLC.

•	Berwind Financial Group, L.P., a Pennsylvania limited partnership, is the sole shareholder of BH Holdings, Inc.

•	Berwind Investors LLC is the sole limited partner of Berwind Financial Group, L.P. and Berwind Financial Management, Inc., a Pennsylvania corporation, is the sole general partner of Berwind Financial Group, L.P.

•	Berwind Corporation, a Pennsylvania corporation, owns all the stock of Berwind Financial Management, Inc.

•	The Berwind Company LLC, a Delaware limited liability company, owns all the stock of Berwind Corporation and is the sole member of Berwind Investors LLC.

The address of Berwind Corporation is 3000 Centre Square West, 1500 Market Street, Philadelphia, PA 19102. The address of Eureka Management, L.P. is 770 Township Line Road, Suite 150, Yardley, PA 19067. The address of each of the other entities listed above is 5 Hog Island Road, Philadelphia, PA 19153.

The Berwind Company LLC is a limited liability company owned by five trusts, each of which was organized in Pennsylvania (collectively, the “Berwind Trusts”). The name and address of the business and principal office of each of the Berwind Trusts is set forth in Schedule A hereto. The principal business of each Berwind Trust is to hold investments for the benefit of its beneficiaries.

Page 3 of 12 Pages

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of Berwind Corporation, Berwind Financial Management, Inc., BH Holdings, Inc., and Berwind Capital Partners, LLC are set forth in Schedule A hereto. The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each manager and executive officer of The Berwind Company LLC and of each trustee of the Berwind Trusts are set forth in Schedule A hereto.

During the last five years, neither Eureka, nor, to the best knowledge of Eureka, any of the persons referred to in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

See Item 5(c).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

Eureka acquired the securities described in Item 3 as an investment.

Eureka expects to evaluate its investment in the Company regularly on the basis of various factors, including the Company’s business, financial condition, prospects and the markets for the Company’s securities. Based on such evaluation, Eureka may decide, depending on market conditions and other factors, to acquire additional securities of the Company or dispose of some or all of its investment in the open market or in privately negotiated transactions.

Eureka may dispose of additional shares of Common Stock of the Company based on its continuing assessment of market conditions and other factors. Eureka has no other current plans or proposals which would relate to or would result in any of the matters described in paragraphs (a)-(j) of Item 4 of Schedule 13D.

The foregoing is qualified in its entirety by reference to the agreements and instruments relating to Eureka’s investment in the Company, which are incorporated by reference as Exhibits 1 through 6 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a) As of the date hereof, Eureka beneficially owns 210.41 shares of Common Stock, 2,000 shares of Preferred Stock, which are convertible into a total of 847,457 shares of Common Stock, and Warrants to purchase 186,717 shares of Common Stock. Assuming conversion of Eureka’s Preferred Stock and the exercise of its Warrants, Eureka beneficially owns 1,034,384.41 shares of Common Stock,

Page 4 of 12 Pages

or approximately 18.0%, of the Company’s outstanding Common Stock. The percentage calculations are based on 4,717,987 shares of Common Stock being outstanding as of February 12, 2004 (according to information contained in the Company’s Quarterly Report on Form 10-Q filed February 17, 2004).

Item 5(c) is hereby amended and restated as follows:

(c) On April 2, 2004, April 5, 2004, April 6, 2004, April 7, 2004, and April 8, 2004, Eureka effected a cashless exercise of certain of the Warrants by surrender to the Company of Warrants to purchase 31.32 shares of Common Stock, 53.68 shares of Common Stock, 89.96 shares of Common Stock, 51.31 shares of Common Stock, and 63.32 shares of Common Stock, respectively (valued at $12.77 per share, $13.19 per share, $13.06 per share, $13.16 per share, and $13.19 per share, respectively), and acquired upon such exercise 40,068.68 shares of Common Stock, 70,846.32 shares of Common Stock, 117,510.04 shares of Common Stock, 67,548.69 shares of Common Stock, and 83,536.68 shares of Common Stock, respectively. On April 2, 2004, April 5, 2004, April 6, 2004, April 7, 2004, and April 8, 2004, Eureka sold 40,000 shares of Common Stock, 70,800 shares of Common Stock, 117,500 shares of Common Stock, 67,500 shares of Common Stock, and 83,500 shares of Common Stock, respectively, for a net decrease in direct ownership of 379,589.59 shares of Common Stock. To Eureka’s knowledge, other than Eureka, no other party referred to above, or identified on Schedule A, has acquired or disposed of, or entered into any transaction with respect to, any shares of Common Stock during the past 60 days.

Page 5 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2004

EUREKA I, L.P.

By:	EUREKA MANAGEMENT, L.P., its sole general partner

	By:	BERWIND CAPITAL PARTNERS, LLC, its sole general partner

		By:	/s/ Christopher G. Hanssens
Christopher G. Hanssens, President

Page 6 of 12 Pages

Schedule A

Executive Officers and Directors of Berwind Corporation

Name	Office	Business Address	Citizenship
C. Graham Berwind, Jr.	Chairman and director, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Joanna Berwind	Vice Chairman and director, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

James L. Hamling	President, CEO, COO and director, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

George Gregory	Vice President and General Tax Officer, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Van Billet	Vice President, CFO, and director, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Victoria Richards	Vice President, Planning and Development Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Dennis Pizzica	Vice President, Treasurer, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Pamela I. Lehrer	Vice President and General Counsel, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Thomas B. Morris, Jr.	Director, Berwind Corporation; attorney, Dechert LLP	4000 Bell Atlantic Tower 1717 Arch Street Philadelphia, PA 19103	USA

Berwind Corporation is engaged, through its divisions and subsidiaries, in the ownership and operation of industrial, natural resources, financial, and real estate businesses and provides services to its affiliated companies. Its address is 3000 Centre Square West, 1500 Market Street, Philadelphia, PA 19102.

Dechert LLP is a law firm. Its address is 4000 Bell Atlantic Tower, 1717 Arch Street, Philadelphia, PA 19103.

Page 7 of 12 Pages

Executive Officers and Directors of Berwind Financial Management, Inc.

Name	Office	Business Address	Citizenship
Raymond J. Baran	Director, Vice President, Secretary and Treasurer, Berwind Financial Management, Inc.; Vice President—Financial Services, Bewind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA
Lawrence Karlson	Director and President, Berwind Financial Management, Inc.; consultant and private investor	2401 Casas de Marbella Drive Palm Beach Gardens, FL 33410	USA

Berwind Financial Management, Inc.’s principal business is to hold investments for the benefit of its owners. Its address is 5 Hog Island Road, Philadelphia, PA 19153.

Executive Officers and Directors of BH Holdings, Inc.

Name	Office	Business Address	Citizenship
Raymond J. Baran	Director, President and Secretary, BH Holdings, Inc.; Vice President—Financial Services, Bewind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA
Dennis Pizzica	Director, Vice President and Treasurer, BH Holdings, Inc.; Vice President and Treasurer, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

BH Holdings, Inc.’s principal business is to hold investments for the benefit of its owners. Its address is 5 Hog Island Road, Philadelphia, PA 19153.

Page 8 of 12 Pages

Executive Officers and Directors of Berwind Capital Partners, LLC

Name	Office	Business Address	Citizenship
Barry Howard	Director and Secretary, Berwind Capital Partners, LLC; Executive Vice President and Director, Berwind Property Group, Inc.	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA
William J. Eckenrode	Director, Berwind Capital Partners, LLC; retired	575 Grammercy Lane Downingtown, PA 19335	USA
Van Billet	Director, Berwind Capital Partners, LLC; Vice President, CFO and director, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA
Christopher G. Hanssens	Director and President, Berwind Capital Partners, LLC	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA
Thomas E. Calibeo	Vice President, Berwind Capital Partners, LLC	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA
Jonathan Zimbalist	Vice President, Berwind Capital Partners, LLC	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA
Michael Foran	Treasurer, Berwind Capital Partners, LLC	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA
Mark Martinelli	Assistant Treasurer, Berwind Capital Partners, LLC	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Berwind Capital Partners LLC’s principal business is to hold investments for the benefit of its owners. Its address is 5 Hog Island Road, Philadelphia, PA 19153.

Page 9 of 12 Pages

Executive Officers and Managers of The Berwind Company LLC

Name	Office	Business Address	Citizenship
C. Graham Berwind, Jr.	Chairman and manager, The Berwind Company LLC; Chairman and director, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

James L. Hamling	President, CEO and manager, The Berwind Company LLC; President, CEO, COO and director, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

George Gregory	Vice President and General Tax Officer, The Berwind Company LLC; Vice President and General Tax Officer, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Van Billet	Vice President, CFO and manager, The Berwind Company LLC; Vice President, CFO and director, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Victoria Richards	Vice President, Planning and Development The Berwind Company LLC; Vice President, Planning and Development, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Pamela I. Lehrer	Vice President and General Counsel, The Berwind Company LLC; Vice President and General Counsel, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Thomas B. Morris, Jr.	Manager, The Berwind Company LLC; attorney, Dechert LLP	4000 Bell Atlantic Tower 1717 Arch Street Philadelphia, PA 19103	USA

The Berwind Company LLC is a private company principally engaged, through its subsidiaries, in the ownership and operation of pharmaceutical technologies and services, consumer products manufacturing, industrial, natural resources, financial, and real estate businesses. Its address is 5 Hog Island Road, Philadelphia, PA 19153.

Page 10 of 12 Pages

Berwind Trusts

Trust Name	Address	Trustees

C.G. Berwind, Jr., Thomas B Morris, Jr., Joanna Berwind Creamer and Jessica M. Berwind, Trustees u/d/t of Charles G. Berwind dated 2/28/63 for: C.G. Berwind, Jr., et al.	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	C. Graham Berwind, Jr. Thomas B. Morris, Jr. Joanna Berwind Creamer Jessica M. Berwind

C. Graham Berwind, III, Joanna Berwind Creamer, J.L. Hamling and Thomas B. Morris, Jr., Trustees u/d/t of C.G. Berwind, Jr. dated 12/31/72 for: C. Graham Berwind, III, et al.	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	C. Graham Berwind, III Joanna Berwind Creamer James L. Hamling Thomas B. Morris, Jr.

Jessica M. Berwind, Joanna Berwind Creamer, J.L. Hamling and Thomas B. Morris, Jr., Trustees u/d/t of C.G. Berwind, Jr. dated 12/31/72 for: Jessica M. Berwind, et al.	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	Jessica M. Berwind Joanna Berwind Creamer James L. Hamling Thomas B. Morris, Jr.

James D. Berwind, Joanna Berwind Creamer, J.L. Hamling and Thomas B. Morris, Jr., Trustees u/d/t of C.G. Berwind, Jr., dated 12/31/72 for: James D. Berwind, et al.	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	James D. Berwind Joanna Berwind Creamer James L. Hamling Thomas B. Morris, Jr.

Joanna Berwind Creamer, J.L. Hamling, and Thomas B. Morris, Jr., Trustees u/d/t of C.G. Berwind, Jr., dated 12/31/72 for: Joanna Berwind Creamer, et al.	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	Joanna Berwind Creamer James L. Hamling Thomas B. Morris, Jr.

Page 11 of 12 Pages

Information Regarding Trustees

Name	Office	Business Address	Citizenship
C. Graham Berwind, Jr.	Chairman, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

C. Graham Berwind, III	Portfolio Manager, Berwind Hotel Group, Inc.	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Joanna Berwind Creamer	Vice Chairman, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Jessica M. Berwind	Director of Communications, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

James D. Berwind	Director, Berwind Group Board of Advisers	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

James L. Hamling	President, CEO and COO, Berwind Corporation	3000 Centre Square West 1500 Market Street Philadelphia, PA 19102	USA

Thomas B. Morris, Jr.	Attorney, Dechert LLP	4000 Bell Atlantic Tower 1717 Arch Street Philadelphia, PA 19103	USA

Berwind Hotel Group is engaged, through its affiliated entities, in the business of acquiring and managing hotels. Berwind Hotel Group’s address is 770 Township Line Road, Suite 150, Yardley, PA 19067.

Page 12 of 12 Pages